SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________

Form 11-K/A

(X) Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2002.

or

( ) Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the transition period from ______________ to ___________.

Commission file number 1-3492

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Brown & Root, Inc.
Employees’ Retirement and Savings Plan
4100 Clinton Drive Building 3, Room 1018 Houston, TX 77020

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Halliburton Company
(a Delaware Corporation)
75-2677995 140l McKinney, Suite 2400 Houston, Texas 77010
Telephone Number – Area Code (713) 759-2600

EXPLANATORY NOTE

We have amended our Form 11-K to include the signature of the Vice President of KBR Human Resources and Member of the Halliburton Company Benefits Committee.

Required Information

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signatures and exhibit are filed for the Brown & Root, Inc. Employees’ Retirement and Savings Plan:

Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Plan Benefits for the Year ended December 31, 2002

Notes to Financial Statements

Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2002

Signatures

Exhibit

Consent of Independent Registered Public Accounting Firm (Exhibit 23)

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Plan Benefits
December 31, 2002	3

Notes to Financial Statements	4 – 11

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2002	12

Report of Independent Registered Public Accounting Firm

To the Halliburton Company
   Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Brown & Root, Inc. Employees’ Retirement and Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/   KPMG LLP

Houston, Texas
June 19, 2003

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001

Assets:
Cash	$1,703,622	$2,331,943
Company contributions receivable	15,635	6,192,772
Plan participants’ contributions receivable	100,602	116,179
Participation in Master Trust, at fair value	553,071,093	718,858,403

Net assets available for plan benefits	$554,890,952	$727,499,297

See accompanying notes to financial statements.

2

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2002

Additions:
Contributions:
Company	$427,228
Plan participants	6,631,644

Investment activity:
Allocation of Master Trust net investment activity	(11,800,439)

Total additions	(4,741,567)

Deductions:
Benefits paid to participants	(95,803,704)
Transfer to Halliburton Retirement & Savings Plan (see note 1)	(68,699,862)
Administrative expenses	(3,363,212)

Total deductions	(167,866,778)

Net decrease in net assets available for plan benefits	(172,608,345)

Net assets available for plan benefits, beginning of year	727,499,297

Net assets available for plan benefits, end of year	$554,890,952

See accompanying notes to financial statements.

3

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

(1)           Description of the Plan

The Brown & Root, Inc. Employees’ Retirement and Savings Plan (the Plan) is a defined contribution profit sharing pension plan for certain qualified employees of Halliburton Company and certain subsidiaries (the Company). The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

On December 6, 2002, 367 participants and their associated plan assets were transferred from the Plan to the Halliburton Retirement & Savings Plan. The total amount of the transfer was $68.7 million.

(a)           Eligibility

Certain employees are eligible for participation in the Plan upon their first anniversary date of employment following completion of 1,000 hours of credited service.

(b)           Contributions

Participants may elect to contribute to the tax deferred savings and/or after-tax features of the Plan through periodic payroll deductions. These contributions are limited to an aggregate of 25% of the participant’s eligible earnings up to $200,000; the total amount of participant tax deferred savings contribution is limited to $11,000 for 2002 and $10,500 for 2001. Any contributions in excess of these limits are automatically made to the participant’s after-tax account. Plan participants also receive Company matching contributions up to a maximum of $250 per year.

The Company may make annual discretionary profit sharing contributions to participants on a tax deferred basis, based on Company performance. In order to be eligible for such contributions, the participant must be actively employed by the Company on December 31 of the plan year for which the contribution applies, unless the participant meets certain other conditions specified by the Plan. The participant’s share of any discretionary profit sharing contribution is based on a percentage of their eligible pay and years of service as of the end of the plan year. For the plan year 2001, discretionary profit sharing contribution receivables totaled approximately $6.2 million. The Company did not make a profit sharing contribution in 2002.

Eligible employees who participated in a qualified savings or retirement plan of a former employer may be able to roll over tax deferred contributions and earnings from their former plan into the Plan.

(c)          Cash Accounts

The Plan maintains cash accounts to facilitate the payment of benefits and receipt of contributions to the Plan.

4

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

(d)   Investment Elections

Contributions and participant account balances may be directed to one of eleven funds or a combination of funds. The assets of the funds are held in the Halliburton Company Employee Benefit Master Trust (the Master Trust, see note 3). The Plan allows participants to make daily transfers of their account balances among the funds. The amount of the transfer may be all or any portion of the participant’s account balance, subject to certain limitations on transfers to the Halliburton Stock Fund (HSF).

    (e)        Vesting

Participants are fully vested in employee contributions and the earnings thereon. Participants have a vested interest in the Company profit sharing contribution account based on years of service as follows:

Years of service	Vested percentage

Less than 3	0%
At least 3 but less than 4	20%
At least 4 but less than 5	50%
At least 5 but less than 6	60%
At least 6 but less than 7	80%
7 or more	100%

The nonvested portion is forfeited at the end of the fifth year following termination unless the participant is rehired within five years of termination. Such forfeitures become available for reallocation to the employer profit sharing accounts of eligible participants. Forfeitures available for reallocation as of December 31, 2002 and 2001 are $1,639,633 and $1,641,718, respectively.

(f)        Distributions

Each participant, or their designated beneficiary, may elect to receive a distribution upon retirement, termination, disability, or death. Certain participant balances related to prior plan mergers may be withdrawn at any time. Direct rollovers to an IRA or other qualified plan are permitted. All distributions are made in lump-sum amounts or in periodic installments, at the participant’s election. Distributions from the HSF may be made in the form of shares of stock or cash. Each participant may elect to receive an in-service withdrawal of their after-tax contributions.

 (g)      Administration

State Street Bank and Trust Company (State Street) is the Plan’s trustee. Hewitt Associates LLC is the Plan’s recordkeeper.

5

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

(h)   Investment Earnings

Investment earnings on participants’ accounts are allocated proportionately based on their relative account balance in each investment fund. Such earnings are taxable to participants at the time of distribution from the Plan.

     (i)       Plan Termination

The Board of Directors of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

(2)           Significant Accounting Policies

 (a)      Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

  (b)     Investment in Master Trust

Assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. The assets of the Master Trust are segregated into eleven funds in which the benefit plans may participate. The combination of the benefit plans’ assets is only for investment purposes, and each plan continues to be operated under its current plan document. All investments of the Master Trust are held by State Street.

The funds within the Master Trust hold bank, insurance, and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value, which approximates fair value. Where the Master Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received, and contract charges by the insurance company or bank.

Cash equivalents, derivative financial instruments, stock securities, bonds and notes, and all other debt securities are presented at their quoted market value. Realized and unrealized changes in market values are recognized in the period in which the changes occur.

Real estate related investments consist of real estate mortgages and investments in Real Estate Investment Trusts. Real estate mortgages are stated at cost plus accrued interest less payments received which approximates fair value.

All investment transactions are accounted for on the trade-date basis in accordance with accounting principles generally accepted in the United States.

6

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

 (c)       Allocation of Master Trust Net Investment Activity

The allocation of the Master Trust net investment activity represents the Plan’s share of the net investment income or loss on investments held by the Master Trust determined by the Plan’s allocable share of the net assets of the Master Trust. The net investment income or loss is the realized net gain or loss from investments sold, change in the unrealized net gain or loss on investments, dividend income, and interest income of the Master Trust.

     (d)      Administrative Expenses

Administrative expenses which are related to compliance and operational activities, as defined by the Department of Labor, may be charged against the Plan assets at the discretion of the Plan administrator and in accordance with the terms of the Plan.

     (e)      Payment of Benefits

Benefits are recorded when paid.

 (f)       Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

7

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

(3)        Master Trust

The following are the statements of net assets as of December 31, 2002 and 2001 and the statement of changes in net assets of the Master Trust for the year ended December 31, 2002 (dollar amounts in thousands):

Statements of Net Assets	2002	2001

Cash and equivalents	$331,928	$298,416
Receivables	41,394	28,249
Asset-backed investment contracts	(63,425)	(29,495)
U.S. corporate and government bonds and notes	1,812,184	1,890,763
Non-U.S. bonds and notes	164,335	293,638
Non-U.S. stock	280,581	377,376
Halliburton Company stock	151,432	100,757
Insurance investment contracts	12,275	23,698
Pooled equity index funds	237,786	22,720
Other U.S. stock	770,807	1,046,738
Pooled bond funds	165,293	4,579
Pooled stable value funds	163,779	-
Real estate related investments	111	4,748
Investments in mutual funds	134,361	511,038
Payables	(230,182)	(315,725)

Net assets of the Master Trust	$3,972,659	$4,257,500

Plan dollar value interest	$553,071	$718,858
Plan percent interest	13.92%	16.88%

8

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

Year ended
December 31,
Statement of Changes in Net Assets	2002

Participating plans’ net assets, beginning of year	$4,257,500
Net investment depreciation	(290,828)
Net investment income	130,347
Receipts from participating plans	1,956,101
Withdrawals by participating plans	(2,080,461)

Participating plans’ net assets, end of year	$3,972,659

Year ended
December 31,
Net Appreciation (Depreciation) by Type	2002

Cash and equivalents	$(287)
U.S. corporate and government bonds and notes	7,857
Non-U.S. bonds and notes	3,493
Non-U.S. stock	(38,523)
Halliburton Company stock	52,008
Real estate related investments	285
Pooled equity index funds	(67,916)
Pooled stable value funds	4,533
Pooled bond funds	9,956
Other U.S. stock	(238,468)
Investments in mutual funds	(16,891)
Other investments	(6,875)

Total depreciation	$(290,828)

9

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

The Master Trust makes use of several investment strategies involving limited use of derivative investments. The Master Trust’s management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations.  The Master Trust's management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the statement of changes in net assets of the Master Trust.

 (4)      Investments

Individual investments in excess of 5% of net assets available for plan benefits are as follows:

	2002	2001

Participation in Master Trust, at fair value:
Fixed Investment Fund	$314,271,546	$359,631,487
Equity Investment Fund	-	36,543,753
General Investment Fund	182,491,722	281,779,639

 (5)     Tax Status

The Plan is subject to ERISA and certain provisions of the Internal Revenue Code (IRC) and is intended to qualify under Section 401(a) of the IRC. The Internal Revenue Service determined and informed the Company by a letter dated October 3, 2001 that the Plan and related trust are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

  (6)     Related-Party Transactions

State Street is the trustee defined by the Plan. The assets of the Plan are held by the Master Trust, of which State Street is also the trustee. Additionally, the Master Trust invests in the HSF. Therefore, State Street, the Master Trust, the Company, and the participants of the Plan qualify as parties in interest.

10

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

 (7)     Plan Amendments

  In 2002, the Plan was amended as follows:

a)   Effective January 1, 2002, the Plan was amended and restated to comply with rules and regulations contained in the
           Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), which permitted accepting employee catch-
up contributions in accordance with IRS limits.

b)   Effective July 1, 2002, the Halliburton Stock  Fund (HSF) was converted into an  Employee Stock  Ownership Plan
(ESOP). The ESOP is designed to comply with Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)
(6) of the Employee Retirement Income Security Act of 1974 (ERISA).

 The ESOP has a dividend pass-through election whereby any cash dividends attributable to Halliburton Stock held by the ESOP are to  be paid by the Company  directly to the Trustee.  Any cash  dividends received by the Trustee which are  attributable to financed stock  are to be  used by the Trustee to make  exempt loan payments  until the exempt loan has been repaid in full.

 The ESOP has a put option allowing the  former participant or designated beneficiary the option to sell the shares of
 Halliburton Stock to the Company upon distribution. The put option extends for a period of sixty days following the date the shares of Halliburton Stock are distributed to the former participant or designated beneficiary.

11

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

EIN: 76-0284788
Plan #: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2002

(a)	(b)	(c)	(d)
	Identity of issue, borrower,		Current
	lessor, or similar party	Description of investment	value

*	State Street Bank and	Cash	$ 1,703,622
Trust Company

*	Halliburton Company Employee	Investment in net assets of
	Benefit Master Trust	Halliburton Company
Employee Benefit Master
		Trust	553,071,093

* Column (a) indicates each identified person/entity known to be a party in interest.

This supplemental schedule lists assets held for investment purposes at December 31, 2002, as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure.

See accompanying report of independent registered public accounting firm.

12

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Halliburton Company Benefits Committee of the Brown and Root, Inc. Employees’ Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   June 25, 2004

By:	/s/ Jill King
Jill King, Vice President KBR Human Resources
Member of Halliburton Company Benefits Committee

13